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                                                               Exhibit (a)(1)(j)

From:      Greg Reyes
Subject:   Stock Option Exchange Program
Date:      December 20, 2002

Brocadians -

As I announced on December 9, 2002, we are offering you the opportunity to participate in an employee Stock Option Exchange Program. This voluntary Stock Option Exchange Program offers you the opportunity to exchange certain "underwater" stock options for new stock options. These new stock options will be granted on the first business day that is six months and one day after the exchanged stock options are cancelled.

Many of you have already made your decision and have completed and turned in your forms. For those who have yet to decide, I wanted to remind you that to participate in the Stock Option Exchange Program you must complete and sign the Election Form and return it to Elizabeth Moore before the offer expires at 5:00 P.M., PACIFIC TIME, ON JANUARY 8, 2003 VIA FACSIMILE AT 408.333.5900 OR BY HAND DELIVERY TO CONCOURSE 6 2D-12. If Elizabeth Moore has not received your Election Form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are available on the Brocade Intranet (http://emp.brocade.com/) or outside Elizabeth Moore's office (Con 6 2D-12).

Please take the time to carefully read the offer documents. If you have any questions about the Stock Option Exchange Program, please send them to stockex@brocade.com.

Regards,


Greg

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